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                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.

                       c/o Credit Suisse Asset Management

                              One Citicorp Center

                              153 East 53rd Street

                            New York, New York 10022

Dear Shareholder:

    The Emerging Markets Infrastructure Fund, Inc. (the "Fund") is offering to purchase up to 3,011,714 shares of its outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), at a price per Share, net to the seller in cash, equal to 95% of the net asset value in U.S. Dollars ("NAV") per Share, as determined by the Fund as of the close of regular trading on the New York Stock Exchange on June 25, 1999 or such later date to which the offer is extended, upon the terms and subject conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer").

    THE OFFER EXPIRES AT THE CLOSE OF REGULAR TRADING ON THE NYSE, ON JUNE 25, 1999, UNLESS EXTENDED.

    If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by the Fund, please contact your broker, dealer or other nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal. Tendering shareholders will not be obligated to pay brokerage commissions or (subject to Instruction 6 of the Letter of Transmittal), transfer taxes on the purchase of Shares by the Fund pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of shareholders. Shareholders are not required to pay a service charge to the Fund or to Boston Equiserve, the Depositary for the Offer, in connection with their tender of Shares.

    Neither the Fund, its investment adviser nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each shareholder is urged to consult his or her broker, investment adviser or tax adviser before deciding whether to tender any shares.

    The Fund's NAV on May 21, 1999 was $10.76 per Share. The Fund's NAV is available at the Fund's website, reachable at www.cefsource.com. In addition, during the pendency of the Offer, you may obtain the NAV for the Fund as of the close of business on the previous business day by calling Georgeson & Company, Inc., the information agent for the Offer, toll-free, at 1-800-223-2064 between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may also be directed to the Information Agent, toll-free, at 1-800-223-2064.

    Should you have any other questions on the enclosed materials, please do not hesitate to contact your broker, dealer or other nominee, or the Information Agent, at the number set forth immediately above.

                                          Yours truly,

                                          /s/ William W. Priest, Jr.
                                          William W. Priest, Jr.
                                          Chairman of the Board

May 26, 1999